December 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biohaven Pharmaceutical Holding Company Ltd.
Registration Statement on Form S-1 (SEC File No. 333-228736)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Biohaven Pharmaceutical Holding Company Ltd. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern time, on December 12, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we expect to take all reasonable steps to effect the distribution of as many copies of the preliminary prospectus, dated as of the date hereof (“Preliminary Prospectus”), to secure adequate distribution of the Preliminary Prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the 48-hour requirement as promulgated by Rule 15c2‑8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Left Blank Intentionally]

Very truly yours,

GOLDMAN SACHS & CO. LLC
PIPER JAFFRAY & CO.

As Representatives

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
	Name:	Elizabeth Wood
	Title:	Managing Director

By: PIPER JAFFFRAY & CO.

By:	/s/ Neil Riley
	Name:	Neil Riley
	Title:	Managing Director

[Signature Page to UW Acceleration Request]